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Milan

Attn:	Nasreen Mohammed

Adam Phippen

Taylor Beech

Erin Jaskot

Division of Corporation Finance

Office of Finance

Re:	Vivid Seats Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 16, 2021

File No. 333-256575

Ladies and Gentlemen:

On behalf of our client, Vivid Seats Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 31, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission by the Company on August 16, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed August 16, 2021

Background of the Business Combination, page 105

1.

We note your revisions in response to our prior comment two. Please further revise to disclose the reason why you did not pursue the business combination with each of the potential targets despite extensive due diligence and substantial efforts. Please address this in detail for the potential target which made the $25 million payment to you.

September 8, 2021

Response: The Company acknowledges the Staff’s comment and has revised page 106 of the Registration Statement accordingly.

Interests of Certain Persons in the Business Combination, page 121

2.	Here, and elsewhere in your filing as applicable, please quantify the maximum amount of the Special Dividend that the Sponsor could receive, assuming maximum redemptions.

Response: The Company acknowledges the Staff’s comment and has revised pages xxxiii, 9, 49 and 123 of the Registration Statement accordingly.

U.S. Federal Income Tax Considerations

Effects of Section 367(b) to U.S. Holders, page 126

3.

We note your revisions in response to our prior comment 10. Based on your disclosure at the bottom of page 129, and the language in Exhibit 8.1, it appears that counsel has scoped out the discussion under the heading “Effects of Section 367(b) to U.S. Holders” from its opinion. Please revise to provide an opinion of counsel on the information in this section, specifically related to “C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000” and “D. Tax Consequences for U.S. Holders of Horizon IPO Public Warrants” as you represent that the transactions described in these sections should not be taxable. Please similarly provide an opinion of counsel under “Effects to U.S. Holders of the Payment and Special Dividend,” and revise to clarify the effects to U.S. holders, as it currently speaks to non-U.S. Holders. If counsel cannot give a firm opinion, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Please ensure that the disclosure includes the information specified in Section II.C.4. Please also revise the short-form tax opinion filed as Exhibit 8.1.

Response: The Company acknowledges the Staff’s comment with respect to subsections “C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000” and “D. Tax Consequences for U.S. Holders of Horizon IPO Public Warrants” and has revised pages 128, 129, 130 and 131 of the Registration Statement accordingly. With respect to the Staff’s comment regarding subsection “Effects to U.S. Holders of the Payment and Special Dividend” and an opinion relating thereto, the Company has not revised the Registration Statement to address such comment because such transaction is taxable and, in accordance with Staff Bulletin 19, an opinion is not required. Moreover, such section on pages 134 and 135 describes the effects to U.S. Holders, while the effects to non-U.S. Holders are described on page 139 under the heading “Effects to Non-U.S. Holders of the Payment and Special Dividend.”

Proposal No. 9 – The Articles Amendment Proposal

Reasons for the Articles Amendment Proposal, page 159

4.

Please tell us what the proposed language “and only in connection with [a business combination’s] consummation” means in the context of the articles amendment. Please also revise the proposed language to clarify or include a description of what exactly the chosen language purports to accomplish, including when the shares would be considered to be redeemed and when holders would receive payment of the per-Share redemption price, and how such language changes the operation of the original language in this section of the articles. Please also revise to disclose the per-Share redemption price calculated as of a recent date.

September 8, 2021

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove Proposal 9.

General

5.

Please provide an analysis explaining how you believe Proposals 9 and 10 comply with NYSE Rule 102.06, which requires that the IPO proceeds be held in a trust account until consummation of a business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove Proposals 9 and 10.

6.

We note your intention, if Proposals 9 and 10 are approved, to settle redemptions with the funds currently held in the Trust Account on or prior to the closing of the business combination. Please tell us, and revise your disclosure to clarify, what will happen if the business combination ultimately does not close, but Horizon has already redeemed shares. In this regard, we note your disclosure in your letter to stockholders that if the business combination is not completed, the shares will not be redeemed for cash, yet Proposals 9 and 10 suggest some redeeming stockholders may have already received cash for their shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has removed Proposals 9 and 10, and as such a situation will not occur where the business combination will not ultimately close, but Horizon has already redeemed shares.

*    *    *    *

September 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (312) 876-7681 or my colleague, Shagufa R. Hossain, at (202) 637-2323.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

cc:	Stanley Chia, Vivid Seats Inc.

Todd Boehly, Horizon Acquisition Corporation

Patrick H. Shannon, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Bradley C. Faris, Latham & Watkins LLP

Justin G. Hamill, Latham & Watkins LLP

Christian O. Nagler, Kirkland & Ellis LLP

Wayne E. Williams, Kirkland & Ellis LLP